UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nathan’s Famous, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632347100 (CUSIP Number)

June 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632347100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bert W. Wasserman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 240,410
6. Shared Voting Power 99,060
7. Sole Dispositive Power 240,410
8. Shared Dispositive Power 99,060

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.10%
12.	Type of Reporting Person (See Instructions)

IN, PN, CO, OO (See Note 1 to Item 4)

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Item 1.	(a)	Name of Issuer Nathan’s Famous, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1400 Old Country Road Westbury, New York 11590

Item 2.	(a)	Name of Person Filing Bert W. Wasserman

	(b)	Address of Principal Business Office or, if none, Residence 35 Claridge Circle Manhasset, New York 11030

	(c)	Citizenship U.S.A.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 632347100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

	(a)	Amount beneficially owned: 339,470.

	(b)	Percent of class: 6.10%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 240,410.

		(ii)	Shared power to vote or to direct the vote 99,060.

		(iii)	Sole power to dispose or to direct the disposition of 240,410.

		(iv)	Shared power to dispose or to direct the disposition of 99,060.

Note 1: The reporting person has sole voting and dispositive power with respect to 240,010 shares of the reported securities as an individual and as the sole shareholder of a New York corporation that holds certain of the reported securities. The reporting person has shared voting and dispositive power with respect to 99,060 shares of the reported securities as: (i) the joint holder of a securities account that holds certain of the reported securities; (ii) the general partner of a partnership that that holds certain of the reported securities; (iii) the designee of certain family members who hold certain of the reported securities to exercise voting and dispositive power with respect to such securities.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2005
Date

/s/ Bert Wasserman
Signature

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